Filed by Two Harbors Investment Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capitol Acquisition Corp.

Commission File No.: 001-33769

Capitol Acquisition Corp. and Two Harbors Investment Corp. to

Merge, Form New Residential Mortgage REIT Managed by an Affiliate

of Pine River Capital Management

Veteran Pine River Investment Team with Proven Track Record Well Positioned to

Capitalize on Unprecedented Dislocation in RMBS Market

NEW YORK, June 11, 2009 – Capitol Acquisition Corp. (“Capitol”) (NYSE Amex: CLA), a public investment vehicle, Pine River Capital Management L.P., a multi-strategy asset management firm with over $800 million in assets under management, and Two Harbors Investment Corp. (“Two Harbors”), a newly organized real estate investment trust (REIT) announced today that they have signed an agreement and plan of merger pursuant to which Capitol will be acquired by Two Harbors. Two Harbors intends to focus on residential mortgage backed securities and will be externally managed by PRCM Advisers LLC (“PRCM”), a subsidiary of Pine River Capital Management L.P. (“Pine River”). The transaction is expected to be completed by the end of the third quarter of 2009, pending approval by Capitol’s stockholders and warrant holders and subject to certain closing conditions, including the amendment of Capitol’s charter to remove certain provisions customarily contained in the charters of special purpose acquisition companies, in order to permit the merger.

“We believe Two Harbors represents a compelling opportunity for investors to capitalize on historically unprecedented values in the $11 trillion U.S. mortgage market,” said Mark Ein, Chairman and Chief Executive Officer of Capitol who will become Vice Chairman of Two Harbors upon completion of the transaction. “We are excited to partner with Pine River and their veteran team with a proven track record of investing in residential mortgage backed securities. We believe that Two Harbors, as a newly formed REIT, created at or near book value with no legacy assets, will be well positioned to generate attractive risk-adjusted returns,” added Mr. Ein.

Two Harbors intends to pursue a relative value strategy targeting all subsets of the RMBS market. This strategy seeks to capture inefficiencies created by the current dislocations in non-Agency and Agency securities, and longer-term opportunities in residential mortgage assets.

Under the terms of the merger agreement, the common stock of Capitol issued through Capitol’s November 2007 initial public offering will convert on a share-for-share basis into 100% of the common stock of Two Harbors. Capitol’s founders will retire 100% of their pre-IPO founders’ shares. As a condition of the transaction, Capitol’s warrant holders will be asked to amend the strike price of their warrants to $11.00 per share in exchange for extending the warrant expiration by one year to November 7, 2013.

“We are delighted to partner with the Capitol team to create an efficient public vehicle for investors to access the RMBS market,” said Brian Taylor, Founder and Chief Executive Officer of Pine River who will serve as Chairman of Two Harbors upon completion of the transaction. “Together with Capitol’s team of accomplished investors and executives, we look forward to offering Pine River’s expertise in portfolio management and mortgage backed securities to a new group of investors,” added Mr. Taylor.

RMBS Investment Veterans Named Co-CIOs

Two Harbors’ investment team will be led by Co-Chief Investment Officers Steve Kuhn and Bill Roth. Mr. Kuhn joined Pine River from Goldman Sachs Asset Management in January 2008. He has over 16 years of experience investing in and trading mortgage backed, asset backed and related securities at Goldman Sachs, Citadel and Cargill. Mr. Roth will join Pine River effective June 16, 2009 after having worked at Citigroup Global Markets Inc. since 1981, most recently as a Managing Director in the firm’s proprietary trading group managing mortgage backed and asset backed securities portfolios.

High Quality Infrastructure and Oversight

Two Harbors will be externally-managed by PRCM a wholly-owned subsidiary of Pine River. Pine River is a leading independent global alternative investment advisor with over $800 million in assets under management, 54 employees, 19 investment professionals and six partners, with an average of 18 years experience in the alternative investment management industry. Pine River has regulatory registrations in five nations and operates from offices in New York, London, Hong Kong, San Francisco and Minnesota. Under a management agreement between PRCM and Two Harbors, PRCM will earn an annual management fee of 1.5% of shareholders’ equity, but will not charge any additional performance fees.

The management of Two Harbors will be led by Chief Executive Officer Tom Siering, who joined Pine River as a Partner in 2006 from EBF & Associates where he was head of the Value Investment Group. Jeff Stolt, a Pine River Partner and Chief Financial Officer, will serve as Two Harbors’ Chief Financial Officer.

The Board will be led by Messrs. Taylor and Ein. Prior to Founding Pine River in 2002, Mr. Taylor was Partner and head of the convertible arbitrage group at EBF & Associates, a Minnesota based private investment firm. Mr. Ein has a long track record of building successful growth businesses. Prior to founding and serving as CEO of Capitol, he established Venturehouse Group, LLC, a technology holding company that spawned and grew several notable portfolio companies. Mr. Ein was also a Principal with The Carlyle Group and worked at Brentwood Associates and in the CMBS business at Goldman Sachs. They will be joined by Mr. Siering and four independent directors to be named later.

Credit Suisse Securities (USA) LLC is serving as financial advisor to Pine River. Clifford Chance US LLP is advising Pine River and Graubard Miller and Latham & Watkins LLP are advising Capitol.

Other Merger Agreement Terms

Upon completion of the merger the approximately $260 million currently held in trust by Capitol, less expenses and any amounts released to Capitol’s common stockholders electing their right to conversion or used by Capitol to purchase shares in forward sales or other transactions, will be used by Two Harbors for the purposes of investing in residential mortgage backed securities. The merger is conditioned upon a minimum amount of proceeds remaining after expenses and completion of such conversions or forward sales.

Under a sub-management agreement between PRCM, Pine River and CLA Founders LLC, an affiliate of the founders of Capitol, CLA Founders LLC will receive a portion of the management fees paid to PRCM in exchange for providing services in support of PRCM’s performance under its management agreement with Two Harbors.

Conference Call Information

Capitol and Pine River will host a conference call at 11:30am Eastern Time today (June 11, 2009) to discuss the proposed merger of Two Harbors and Capitol. The call will be open to the public and can be accessed by dialing 877-941-2332 (callers within the U.S.) or 480-629-9726 (callers outside the U.S.). The number should be dialed at least 10 minutes prior to the start of the call. The passcode for the call will be 4094795. The slides complementary to the presentation will be available prior to the call on the web site of the SEC at www.sec.gov as part of Capitol’s 8-K filing today and on the Investor Relations page of Capitol’s website, www.capitolacquisition.com.

Capitol Acquisition Corp.

Capitol Acquisition Corp. is a Washington D.C. special purpose acquisition company formed for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more operating businesses or assets. Its efforts in identifying a prospective target business are not limited to a particular industry. Founded by Mark D. Ein, Capitol has an experienced team of Directors and Advisors with complementary backgrounds and a history of success as investors, entrepreneurs, executives and advisors. Capitol priced its initial public offering (“IPO”) of 26,249,000 million units on November 8, 2007, including the underwriters’ over-allotment option, generating $258.9 million in net proceeds. As of March 31, 2009, Capitol held approximately $259.1 million in a trust account maintained by an independent trustee, which will be released upon the consummation of the business combination. Additional information is available at www.capitolacquisition.com.

Two Harbors Investment Corp.

Two Harbors is a newly-formed REIT focused on investing in, financing and managing residential mortgage-backed securities. Two Harbors was formed solely to complete the business combination with Capitol and has no material assets or liabilities. Two Harbors will be externally managed and advised by PRCM Advisers, a wholly-owned subsidiary of Pine River.

Pine River Capital Management L.P.

Pine River is a leading independent global alternative asset management firm, registered as an investment adviser under the Investment Advisers Act of 1940. Founded in 2002, with offices in Hong Kong, London, New York, and San Francisco, and headquartered in Minnetonka, Minnesota, Pine River manages approximately $800 million in assets across five hedge fund strategies. The firm’s six partners have worked together an average of 14 years and have an average of 18 years investment experience. The firm maintains registrations with the SEC and NFA in the United States, the FSA in the United Kingdom, the SFC in Hong Kong, the SEBI in India, and the TSEC in Taiwan.

Forward-looking statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Two Harbors’ actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Capitol’s and Two Harbors’ expectations with respect to future performance, anticipated financial impacts of the merger and related transactions; approval of the merger and related transactions by shareholders; the satisfaction of the closing conditions to the merger and related transactions; and the timing of the completion of the merger and related transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. Factors that may cause such differences include, but are not limited to, the possibility that the expected growth will not be realized, or will not be realized within the expected time period, due to, among other things, (1) the REIT environment; (2) changes in the commercial finance and the real estate markets; (3) general economic conditions; (4) legislative and regulatory changes (including changes to laws governing the taxation of REITs). Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder approvals, or the failure of other closing conditions.

Capitol and Two Harbors caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Capitol’s most recent filings with the Securities and Exchange Commission (“SEC”). All subsequent written and oral forward-looking statements concerning Capitol and Two Harbors, the merger, the related transactions or other matters and attributable to Capitol and Two Harbors or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Capitol and Two Harbors caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Capitol and Two Harbors do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information

Capitol intends to file a proxy statement, and Two Harbors intends to file a registration statement, with the SEC, in each case, that will contain a preliminary proxy statement/prospectus in connection with the proposed transaction and to mail a definitive proxy statement/prospectus and other relevant documents to Capitol stockholders and warrant holders. As part of the proposed transaction, Capitol’s officers, directors and affiliates will be providing certain services to PRCM after the transaction and will receive a percentage of the management fees to be paid by Two Harbors. Stockholders and warrant holders of Capitol and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement and prospectus in connection with solicitation of proxies for the special meetings of Capitol’s stockholders and Capitol’s warrant holders to be held to approve the transaction because these proxy statements/prospectuses will contain important information about Capitol, Two Harbors and the proposed transactions. Such Persons can also read Capitol’s final prospectus from its initial public offering dated November 8, 2007, its annual report on form 10-K for the fiscal year ended December 31, 2008, which was filed with the SEC on March 16, 2009 (“Annual Report”) and other reports as filed with the SEC, for a description of the security holdings of Capitol’s officers and directors and their affiliates and their other respective interests in the successful consummation of the proposed transaction. The definitive proxy statement/prospectus will be mailed to stockholders and warrant holders as of a record date to be established for voting on the merger. Stockholders and warrant holders will also be able to obtain a copy of the preliminary and definitive proxy statements/prospectuses, without charge, once available, at the SEC’s Internet site at http://www.sec.gov or by directing a request to: Capitol Acquisition Corp., 509 7th Street, NW, Washington, DC 20004, telephone (202) 654-7060.

Participation in Solicitation

Capitol, Two Harbors, PRCM and their respective directors, executive officers, affiliates and other persons may be deemed to be participants in the solicitation of proxies for the special meetings of Capitol’s stockholders and Capitol’s warrant holders to approve the proposed transaction. A list of the names of those directors and officers and descriptions of their interests in Capitol is contained in Capitol’s Annual Report. Capitol’s stockholders may also obtain additional information about the interests of its directors and officers in the transactions by reading the preliminary proxy statement/prospectus and other relevant materials to be filed by Capitol and Two Harbors with the SEC when they become available. Information regarding Two Harbors’ directors and executive officers and other potential participants will be contained in Capitol’s preliminary proxy statement/prospectus and other relevant materials to be filed by Capitol and Two Harbors with the SEC when they become available.

Disclaimer

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Capitol or Two Harbors, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Media Contact:

Chuck Dohrenwend or Pen Pendleton, The Abernathy MacGregor Group, 212-371-5999

Investor Contact:

Andrew Garcia, Vice President, Business Development, Two Harbors Investment Corp., (612) 238-3307

Mark Ein, Chief Executive Officer, Capitol Acquisition Corp., (202) 654-7001